UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G
                                (Amendment No. 2)


                    Under the Securities Exchange Act of 1934




                              Poore Brothers, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    732813100
                           --------------------------
                                 (CUSIP Number)





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                                       13G
CUSIP No.  732813100
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1.      NAME OF REPORTING PERSON              S.S. OR I.R.S. IDENTIFICATION NO.


        BFS US Special Opportunities Trust PLC                            None
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)    [ ]
        (b)    [ ]
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3.      SEC USE ONLY

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4.      CITIZENSHIP OR PLACE OF ORGANIZATION
        England
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
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5.      SOLE VOTING POWER
        1,045,055 shares
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6.      SHARED VOTING POWER
        None
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7.      SOLE DISPOSITIVE POWER
        1,045,055 shares
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8.      SHARED DISPOSITIVE POWER
        None
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9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,045,055 shares
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10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
        Not applicable
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11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
        6.42%
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12.     TYPE OF REPORTING PERSON
        IV
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ITEM 1.
        (a) Name of Issuer.
            Poore Brothers, Inc.                                    ("Company")

        (b) Address of Issuer's principal Executive Offices
            3500 South La Cometa
            Goodyear, AZ   85338

ITEM 2.

        (a) Name of Person Filing
            BFS US Special Opportunities Trust PLC                    ("Filer")

        (b) Address of principal Business Office or, if none, Residence c/o Renaissance Capital Group, Inc., Investment Adviser 8080 North Central Expwy., Suite 210, LB 59
            Dallas, TX 75206-1857

        (c) Citizenship
            England

        (d) Title of Class of Securities
            Common Stock

        (e) CUSIP Number
            None

ITEM 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) ______    Broker or Dealer registered under Section 15 of the Act

        (b) ______    Bank as defined in section 3(a)(6) of the Act

        (c) ______    Insurance Company as defined in section 3(a)(19) of the
                      Act

        (d) ______    Investment Company registered under section 8 of the
                      Investment Company Act

        (e) ______    Investment Adviser registered under section 203 of the
                         Investment Advisers Act of 1940

        (f) ______    Employee Benefit Plan, Pension Fund which is subject to
                      the provisions of the Employee Retirement Income
                      Security Act of 1974 or Endowment Fund; see section
                      240.13d-1(b)(1)(ii)(F)

        (g) ______    Parent Holding Company, in accordance with section
                      240.13d-1(b)(ii)(G)(Note: See Item 7)

        (h) ______    Group, in accordance with section 240.13d-1(b)(1)(ii)(H)

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ITEM 4. Ownership.

        (a)  Amount  Beneficially  Owned:

          On August 1, 2002, the Filer owned 895,055 share of the Company's common stock, using SEC computational rules. On August 20, 2002, the Filer purchased 150,000 shares of the Company's common stock on the open market at a cost of $2.25 per share. Thus, the Filer owns 1,045,055 shares of the Company's common stock as of August 31, 2002. The Investment Adviser for BFS US Special Opportunities Trust PLC is Renaissance Capital Group, Inc., which is also Investment Advisor for Renaissance Capital Growth & Income Fund III, Inc., and Investment Manager for Renaissance US Growth Investment Trust PLC (formerly called Renaissance US Growth and Income Trust PLC), both of which also own securities of Poore Brothers, Inc.

        (b)     Percent of Class   6.42%

        (c)     Number of shares as to which such person has:

           (i)          sole power to vote or to direct the vote:
                        1,045,055 shares
           (ii)         shared power to vote or to direct the vote:
                        None
           (iii)        sole power to dispose or to direct the disposition of:
                        1,045,055 shares
           (iv)         shared power to dispose or to direct the disposition of:
                        None

ITEM 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not applicable.

ITEM 8. Identification and Classification of Members of the Group.

        Not applicable.

ITEM 9. Notice of Dissolution of Group.

        Not applicable.

ITEM 10.Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:      September 10, 2002                  /S/
                                            Signature
                            BFS US Special Opportunities Trust PLC by
                            Renaissance Capital Group, Inc., Investment Adviser Russell Cleveland, President
                            -------------------------------------------
                                          Name and Title



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